UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lonestar Resources US Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

November 3, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54240F103

1	Name of Reporting Person: Sanchez Energy Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,500,000 shares of Class A Common Stock, par value $0.001 per share (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,500,000 shares of Class A Common Stock, par value $0.001 per share (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares of Class A Common Stock, par value $0.001 per share (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.43% (2)

12	Type of Reporting Person CO

(1)         Sanchez Energy Corporation, a Delaware corporation (“SN”), is the sole member of SN UR Holdings, LLC, a member-managed Delaware limited liability company and wholly-owned subsidiary of SN (“SN UR”), and therefore may be deemed to possess voting and dispositive power with respect to the 1,500,000 shares of Class A Common Stock, par value $0.001 per share (“Common Stock”), held of record by SN UR as of November 3, 2017.

(2)         Based on 23,322,015 shares of Common Stock, calculated by adding (a) 21,822,015 shares of Common Stock issued and outstanding as of September 12, 2017, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 13, 2017 and (b) 1,500,000 shares of Common Stock issued on November 3, 2017 in connection with the automatic conversion of preferred stock issued to SN UR, but excluding 1,184,632 shares of Common Stock issued or issuable, as of November 3, 2017, in connection with the automatic conversion of preferred stock initially issued to Battlecat Oil & Gas, LLC, a Texas limited liability company (“Battlecat”).

CUSIP No. 54240F103

1	Name of Reporting Person: SN UR Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,500,000 shares of Class A Common Stock, par value $0.001 per share

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,500,000 shares of Class A Common Stock, par value $0.001 per share

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares of Class A Common Stock, par value $0.001 per share

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.43% (1)

12	Type of Reporting Person PN

(1)         Based on 23,322,015 shares of Common Stock, calculated by adding (a) 21,822,015 shares of Common Stock issued and outstanding as of September 12, 2017, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 13, 2017 and (b) 1,500,000 shares of Common Stock issued on November 3, 2017 in connection with the automatic conversion of preferred stock issued to SN UR, but excluding 1,184,632 shares of Common Stock issued or issuable, as of November 3, 2017, in connection with the automatic conversion of preferred stock initially issued to Battlecat.

Item 1 (a).	Name of Issuer: Lonestar Resources US Inc., a Delaware corporation (the “Issuer”).
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 600 Bailey Avenue, Suite 200 Fort Worth, Texas 76107

Item 2 (a).

Names of Persons Filing:
This Schedule 13G is being filed by Sanchez Energy Corporation, a Delaware corporation, and SN UR Holdings, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).	Address or Principal Business Office or, if none, Residence: The address of the Reporting Persons is: 1000 Main Street, Suite 3000 Houston, Texas 77002
Item 2 (c).	Citizenship:
	(i)	Sanchez Energy Corporation	Delaware
	(ii)	SN UR Holdings, LLC	Delaware
Item 2 (d).	Title of Class of Securities: Class A Common Stock, par value $0.001 per share.
Item 2 (e).	CUSIP Number: 54240F103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
The information contained in the cover pages hereto is incorporated by reference into this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

SANCHEZ ENERGY CORPORATION

By:	/s/ Howard J. Thill
Name:	Howard J. Thill
Title:	Executive Vice President and Chief Financial Officer

SN UR HOLDINGS, LLC

By:	/s/ Howard J. Thill
Name:	Howard J. Thill
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement between Sanchez Energy Corporation and SN UR Holdings, LLC regarding filing of Schedule 13G, dated November 9, 2017.